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FOR IMMEDIATE RELEASE

     Vasogen Announces Positive Results from VasoCare(TM) Clinical Trial in
                           Peripheral Vascular Disease

             - Primary Endpoint Achieves Statistical Significance -

Toronto, Ontario (November 29, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), a developer of immune modulation therapies for the treatment of cardiovascular, autoimmune and other inflammatory diseases, today announced positive results from a clinical trial of VasoCare(TM) therapy in patients with peripheral vascular disease (PVD). The randomized, double-blind, placebo-controlled clinical trial, completed in 81 patients at two centres in the United Kingdom, achieved its primary endpoint. Using an internationally recognized measure of therapeutic efficacy in PVD, the study showed that significantly more patients receiving VasoCare(TM) therapy had a greater than 50% increase in their walking distances compared to placebo. In addition to enabling patients to walk further before the onset of pain, VasoCare(TM) therapy was shown to be long lasting, well tolerated, and free of significant adverse side effects.

"These clinically significant results compare very favourably with the current therapies for PVD, underpinning our commitment to making VasoCare(TM) therapy the treatment of choice for this debilitating condition," said Dr. Eldon Smith, Vasogen's Vice President of Scientific Affairs. "The successful completion of this study also validates our plans to develop VasoCare(TM) for broader indications in which atherosclerosis plays a major role."

Peripheral vascular disease, which is characterized by reduced blood flow to the lower extremities due to atherosclerosis, affects more than 12 million people in North America and Europe, with approximately 600,000 newly diagnosed cases each year. PVD usually presents as intermittent claudication, which is characterized by pain, cramps, or muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. Symptoms of PVD are also recognized as a warning sign of systemic atherosclerosis, as PVD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. As PVD progresses, it may lead to pain even at rest. An estimated one in four PVD patients requires expensive surgical intervention and, in more than 200,000 advanced cases each year, there is a need to amputate the affected limb. Health expenditures resulting from PVD are now estimated to exceed $12 billion annually in the United States alone.

The VasoCare(TM) trial was conducted at two leading U.K. cardiovascular centres: the University of Dundee, Scotland, under the direction of Dr. Jill J. F. Belch, Professor of Vascular Medicine, and at the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery. The trial was designed to investigate the impact of VasoCare(TM) therapy on patients' ability to walk free of claudication pain - a widely recognized measure of therapeutic efficacy in PVD. The impact of intermittent claudication on patients' mobility is measured both in terms of the distance a patient can walk without pain (initial claudication distance, ICD) and the maximum distance a patient can walk (absolute claudication distance, ACD).

                                     -more-
                                                       page 2, November 29, 2000

The 81 patients participating in the trial were stratified as having either moderate claudication (ACD of more than 100 but less than 300 metres - 12 patients) or severe claudication (ACD of 20 to 100 metres - 69 patients). Depending on their response to treatment, patients received two, three, or four courses of treatment - either VasoCare(TM) therapy or placebo. All patients were assessed prior to receiving any treatment (baseline) and at three weeks and nine weeks following their last treatment. A follow-up assessment was also conducted at 24 weeks from baseline. Patients were assessed using a standard treadmill test in which changes in both ICD and ACD were measured. Therapy was discontinued upon achievement of a positive response to treatment, defined as at least a 50% improvement in ICD over baseline.

The primary endpoint of the study was met, with significantly more patients receiving VasoCare(TM) therapy having a greater than 50% increase in their pain-free walking distance (ICD) compared to placebo, at 24 weeks. Of patients receiving VasoCare(TM) therapy, 67% achieved a greater than 50% improvement in ICD at 24 weeks, compared to only 42% in the placebo group (p=0.047). Sub-group analysis of the 69 severe claudication patients at nine weeks post-treatment showed that 56.3% of VasoCare(TM)-treated patients had a greater than 50% improvement in ICD compared to only 29.7% of the placebo group (p=0.031). This result indicates that the effect of VasoCare(TM) therapy is of prolonged duration and that the therapy is beneficial to those patients with the most severe claudication, who suffer the greatest loss of mobility.

"We are pleased with the outcome of this clinical trial," said Dr. Jill Belch, Professor of Vascular Medicine, University of Dundee and a principal investigator for the study. "The improvements seen in these patients as measured by increases in both pain-free and maximal walking distance reflect a clinically significant effect of VasoCare(TM) therapy. Furthermore, VasoCare(TM) therapy was shown to be well tolerated and, unlike existing treatments for claudication pain, provided a medium- to long-term therapeutic benefit. These findings offer the potential for a significant advance in the treatment of this debilitating disease."

"Our efforts in the treatment of peripheral vascular disease have been limited by the lack of effective pharmaceuticals and the need, in serious cases, to resort to surgical intervention," said Dr. Roger Baird, Senior Vascular Surgeon at the University of Bristol and a principal investigator for the study. "With these exciting clinical results, we now have an attractive therapeutic option to improve the functional capacity of PVD patients."

Examination of secondary endpoints in the severe claudication sub-group at nine weeks post-treatment indicated a substantial increase in both the median pain-free walking distance (ICD) and the median maximum walking distance (ACD). The VasoCare(TM)-treated patients showed a significant increase in their median ICD of 102% compared to the placebo group, which showed an increase of only 42% (p=0.034). For median ACD, the VasoCare(TM)-treated patients showed an increase of 57% compared to only 25% in the placebo group, a near significant difference (p=0.06).

The magnitude of the beneficial effect of VasoCare(TM) therapy was also illustrated by the increase in patients' average maximum walking distance (ACD) at nine weeks post-treatment, another secondary endpoint in the severe sub-group. The VasoCare(TM) group increased their average ACD from 65 metres at baseline to 140 metres at nine weeks post-treatment, an improvement of 75 metres. This was almost double that seen in the placebo group where the average increase was only 40 metres.

"To healthy people, the ability to walk 140 meters may not seem that important," remarked Dr. Clive Ward-Able, Vasogen's Vice President of Research & Development, "but to patients with intermittent claudication, it can mean the difference between being housebound and being able to shop for groceries."

                                     -more-
                                                       page 3, November 29, 2000

The trial also examined the impact of VasoCare(TM) therapy on the ratio of blood pressure measured in the ankle to that in the arm (ankle brachial pressure index, ABPI). When blood vessels to the legs become narrowed by atherosclerotic plaque, blood flow to the legs is reduced, the arterial pressure in the legs is decreased, and the ABPI is lowered. The degree of reduction of ABPI is recognized to reflect the severity of PVD. In the VasoCare(TM)-treated group of patients, the ABPI increased significantly over the course of the trial (within group analysis of all limbs, p=0.001) compared to baseline, whereas there was no significant change in the placebo group (within group analysis of all limbs, p=0.155).

Peripheral vascular disease affects more than 12 million people in North America and Europe with approximately 600,000 new diagnoses annually. Symptoms of PVD are also recognized as a warning sign of systemic atherosclerosis, as PVD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. Obesity, smoking, lack of exercise, diabetes, and an aging population are all associated with the increasing incidence of the disease. Health expenditures resulting from PVD are now estimated to exceed $12 billion annually in the United States alone.

Vasogen's proprietary VasoCare(TM) therapy has been developed to target immune processes that lead to inflammatory damage to the lining of blood vessels. These destructive processes are implicated in blood vessel dysfunction, as well as the initiation and progression of atherosclerosis - the major underlying cause of heart disease, stroke, and peripheral vascular disease. In addition to VasoCare(TM) therapy for the treatment of peripheral vascular disease, the Company is developing immune modulation therapies for a number of additional autoimmune and inflammatory conditions, including psoriasis, graft-versus-host disease, congestive heart failure, and ischemia/reperfusion injury.


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.